Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
Palomar Insurance Holdings, Inc.	Delaware
Palomar Specialty Insurance Company	Oregon
Palomar Specialty Reinsurance Company Bermuda, LTD.	Bermuda